TII NETWORK TECHNOLOGIES, INC.

141 Rodeo Drive

Edgewood, New York 11717

(631) 789-5000

May 28, 2008

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention Alan Morris:

Re:    Withdraw of Post-Effective Amendment No.1
to
Registration Statement No. 333-134223

Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, TII Industries, Inc. (the “Company”) hereby applies for the withdrawal of Post-Effective Amendment No.1 to Registration Statement No. 333-134223 on Form S-8 due to the improper EDGAR tag contained therewith. The Company is re-filing the Post-Effective Amendment with proper tag.

Very truly yours,

TII NETWORK TECHNOLOGIES, INC.

/s/ Jennifer E. Katsch

Jennifer E. Katsch,

Vice President-Finance and

Chief Financial Officer